

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2018

Mail Stop 4631

<u>Via E-mail</u>
Jim McCormick
Chief Financial Officer
Kush Bottles, Inc.
1800 Newport Circle
Santa Ana, CA 92705

> **Re: Kush Bottles, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2017**
> **Filed November 28, 2017**
> **File No. 0-55418**

Dear Mr. McCormick:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Terence O'Brien

                    Terence O'Brien
                    Branch Chief
                    Office of Manufacturing and
                    Construction